UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 27, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 27, 2016, the Company issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

   (d)   *Exhibits.*
   99   Investor Release of McDonald's Corporation issued January 27, 2016:
            McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 29, 2016

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**

01/27/2016   Investors: Chris Stent, 630-623-3801

                                                                     Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.89 per share of common stock payable on March 15, 2016 to shareholders of record at the close of business on March 1, 2016.

Upcoming Communications

Kevin Ozan, Chief Financial Officer, and Mike Andres, President - McDonald's USA, will participate in the UBS Global Consumer Conference in Boston on March 9, 2016. Kevin Ozan will also participate in the Bank of America Merrill Lynch 2016 Consumer & Retail Tech Conference in New York on March 16, 2016. These presentations will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's plans to release first quarter results before the market opens on April 22, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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